805 VETERANS BLVD，#228    REDWOOD CITY, CA　9406   Tel: 650-363-8345    Fax: 650-363-0462

YASHENG GROUP

From : YaSheng Group
805 Veterans Blvd., 228
Redwood City, CA 94063
Tel-650-363-8345
 Fax-650-3630462
Yasheng@yashenggroup.com
September 27, 2011

Via E-mail
williansonJ@sec.gov

John Reynolds
Assistance Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

 Re:               Comment letter from SEC dated September 1, 2011
             Form 10-K/A for fiscal year ended
        December 31, 2010
         Originally filed April 5, 2011
         File No. 000-31899

Dear Mr. Reynolds:

This letter is in response to your comment letter referenced above.  In this response and all others pertaining to the comments mentioned herein we (the company) acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Several of these 18 points made by the SEC staff refer to possible changes in the 10-K requiring a new 10-K/A.  For those items, we will include the corrective action in our response letter(s) to the Commission and then mention that this has been included in the amended 10-K.  We will however not file the amended 10-K until the all of the items have been resolved to everyone’s satisfaction. We will then file a single amended 10-K upon resolution of all of the items.  The underlined portion below represents your comments and the italicized portion is our response.

Form 10-K/A for Fiscal Year Ended December 31, 2010
Business, page 5
•
Please disclose the percentage of your equity ownership of each subsidiary and operation entity. If your control is based on other means, please explain in the disclosure. Further, please disclose the legal domicile of each subsidiary and operating entity. Please amend your filing accordingly.

The ownership percentages are shown below for the eight subsidiaries:

Subsidiary	Ownership %

• Gansu Tiaoshan Agricultural-Industrial-Commercial Group Co., Ltd	100%
• Gansu Xiaheqing Xiaheqing Co., Ltd.	100%
• Gansu Jinta Yongsheng Aricultural Development Company	100%
• Gansu Hongai Aricultural Technology Co., Ltd.	100%
• Gansu Jinta Yuantai Commercial Trading Co., Ltd.	100%
• Gansu Jinta Hengsheng Agricultural Development Cop., Ltd	100%
• Gansu Jinta Xingsheng Industrial Co., Ltd.	100%
• Gansu Yasheng America Trade Co., Ltd.	100%

No.	YASHENG SUBSIDIARY REGISTERED COMPANY NAME	LEGAL DOMICILE
1	Gansu Tiaoshan Agricultural-Industrial-Commercial Group Co., Ltd.	#68 Taiyu Road , Jingtai District, Tiaoshan Town, Gansu Province
2	Gansu Baiyin Agriculture and Reclamation Company – Cement Factory	Yitiaoshan Country, Jingtai Xian District Gansu Province
3	Tiaoshan Jialv Hops Co., Ltd	#150 Zhentaiyu , Jingtai Country , Tiaoshan Gansu Province
4	Tiaoshan Kexing Forest & Fruit Co.	#36 Xin Guoyuan Road, Yitiaoshan Country, Jingtai District, Gansu province,
5	Gansu Agriculture & Reclamation Seeding Co. Ltd	Yitiaoshan Country , Jingtai Xian District , Gansu Province .
6	Tiaoshan Shuangfeng Agricultural Co. Ltd	#59 Xinglin Cun , Yitiaoshan Town, Jingtai District, Gansu Province
7	Jingtai Tiaoshan Xinglong Forest & Fruit Co., Ltd	#2 Fushang Cun , Yitiaoshan Town, Jingtai Xian , Gansu province,
8	Jingtai Tiaoshan Poultry Cultivation Co., Ltd	#25 Baihao Cun , Yyitiaoshan Town, Jingtai District, Gansu Province,
9	Jingtai Tiaoshan Yafei Forest & Fruit Co., Ltd.	#126 Jiuhua Cun , Yitiaoshan Town, Jingtai District, Gansu Province,
10	Jingtai Tiaoshan Yuanfeng	#5 Baihao Cun , Yitiaoshan Town, , Jjingtai District, Gansu Province
11	Gansu Hongtai Agricultural Technology Co., Ltd.	Luotuo Cheng Town, Gaotai District, Gansu Province,
12	Gansu Xiaheqing Industrial Co., Ltd.	Hang Kong Zone #2, Xiaheqing District Jiuquan City, Gansu Province,

13	Jiuquan Xiaheqing Lvxing Greenstar Hops Co. , Ltd	Hang Kong Zone #5 , Xiaheqing Town , Jiuquan City, Gansu Province
14	Jiuquan Qingsheng Agricultural Trading Co., Ltd .	Hang Kong Zone , Xiaheqing Town , Jiuquan City, Gansu Province
15	Jiuquan Bianwan Agricultural Trading Co., Ltd	#88 Jiuguo Road , Jiuquan City ,Gansu Province
16	Jiuquan Maiguan Hops Co., Ltd .	Hang Kong Zone , Xiaheqing Town, Jiuquan City, Gansu Province
17	Jiuquan Hongjian Agricultural Trading Co., Ltd	Hang Kong Zone, Xiaheqing Town, Jiuquan City, Gansu Province
18	GanSu Xiaheqing-Lujia Hops Co. Ltd.	Hang Kong Zone, Xiaheqing Town, Jiuquan City, Gansu Province
19	Gansu Jinta Hengsheng Agricultural Development Co., Ltd.	Shengdi Wan Zone, Jinta District, Gansu province,
20	Gansu Jinta Xingsheng Industrial Co., Ltd.	Shengdi Wan Zone, Jinta District, Gansu province,
21	Gansu Jinta Yongsheng Agricultural Development Company .	Shengdi Wan Zone, Jinta District, Gansu Province,
22	Gansu Jinta Yuantai Commercial Trading Co., Ltd	Shengdi Wan Zone, Jinta District, Gansu Province
23	Gansu Yasheng America Trade Co., Ltd.	12/F, East of Yasheng Bldg. 105 Qin'an Road, Chengguan Gansu Lanzhou, Gansu Province

This information will be included in the amended 10-K

•
Please expand your discussion under Regulations Relating to Business to describe, in greater detail, the material Chinese regulations directly applicable to your holding company structure, your investments in your subsidiaries, and the structuring transactions you engaged in to create your holding company structure.  In addition, please revise to address material Chinese regulations governing your capital investments in, and distributions from, your Chinese-based companies. Your discussions should also address, as applicable, the 78% ownership interest in you held by Gansu Yansgeng Salt Chemical Industrial Group.  Please amend your filing accordingly.

•
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with that information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?
•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversations and disclosures.

We maintain our books and records in accordance with PRC GAAP, and we convert our books and records to US GAAP for SEC reporting purposes in the following manner:

1.	We make necessary adjustments to accounts that are handled differently PRC GAAP to US GAAP, namely.

•	We adjust the non-operating income/loss under PRC GAAP into the other operating income/loss under US GAAP

•	Under PRC GAAP interest expense is included in operating income, under US GAAP it is listed separately

•
Under PRC GAAP interest income and expense is considered an operating item and is included in “Operating Activities” in the Statement of Cash Flows”, under US GAAP this is shown in “Financing Activities” or as a disclosure footnote

•	Other necessary adjustments.

Below is a table of laws from the PRC which would be applicable to our business.
Name	Promulgated Date	Implementation date	Revised Date
The Constitution of the people's republic of China	1982-12-04	1982-12-04	2004-3-14
The Criminal law of the people's republic of China	1979-07-01	1979-07-01	2006-06-28
The Labor law of the people's republic of china	1994-07-05	1995-01-01
The Occupational Control of the people's republic of China	2001-10-27	2002-05-01
The Union Law of the people's republic of china	1992-04-03	1992-04-03	2001-10-27
The Safe Production Law of the people's republic of China	2002-06-29	2002-11-01
The Fire Law of the people's republic of China	1998-04-29	1998-09-01
The Corp. Law of the people's republic of China	1993-12-29	1994-07-01	1999-12-25
The Product quality Control of the people's republic of China	1993-02-22	1993-09-01	2000-07-08
The Standardized Control Law of the people's republic of China	1988-12-29	1989-04-01
The Measurement law of the people's republic of China	1985-09-06	1986-07-01
The Environmental protection Law of the people's republic of China	1989-12-26	1989-12-26
The Air pollution control of the people's republic of China	2000-04-29	2000-09-01
The Water Pollution Control Law of the people's republic of China	1984-05-11	1984-11-01	1996-05-15
The Noise pollution prevention Law of the people's republic of China	1996-10-29	1997-03-01
The Solid waste pollution prevention Law of the people's republic of China	2004-12-29	2005-04-01
The Environmental impact assessment Law of the people's republic of China	2002-10-28	2003-09-01

Name	Promulgated Date	Implementation date	Revised Date
The To save energy Law of the people's republic of China	1997-11-01	1998-01-01
The Contact Law of the people's republic of China	1999-03-15	1999-10-01
The Food hygiene of the people's republic of China	1995-10-30	1995-10-30
The Tender & Bid of the people's republic of China	1999-08-30	1999-08-30
The Women's rights and safeguard law of the people's republic of China	1992-04-03	1992-04-03	2005-12-01
The Adults protection Law of the people's republic of China	1991-09-04	1991-09-04
The Consumer Right Protection Law of the people's republic of China	1993-10-30	1994-01-01
The Road traffic safety Control of the people's republic of China	2003-10-28	2004-05-01

Name	Promulgated Date	Implementation date	Revised Date
The Nations standardized law of the people's republic of China	1990-04-06	1990-04-06
The Air pollution laws of Implementation of the people's republic of China	1991-05-24	1991-07-01
The Water pollution Law of Implementation of the people's republic of China	2000-03-20	2000-03-20

2.	At the end of each reporting period we translate the currency from RMB to US dollars per US GAAP. Our notes on this translation explain this more fully.

Our internal control is established within each company with fully trained and qualified personnel to be able to check the accounting information flow as it goes from the original transactions to the financial statements.

3.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S.

•	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

We do not outsource our accounting function, nor our financial statements preparation.

•
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	How many hours they spent last year performing these services for you; and
•
The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal end.

All of accounting is prepared internally as explained previously. Below is a list of personnel who handle and supervise the accounting and internal audit functions.

The following is the accounting structure of Yasheng Group:

THE BOARD OF THE DIRECTOR
	THE AUDIT COMMITTEE INTERNAL AUDIT&SUPERVISION DEPARTMENT The Chief Auditor Department auditor-1 Department auditor-2	CHIEF FINANCIAL OFFICER FINANCIAL DEPARTMENT Senior Financial Officer Financial staff-1 Financial staff-2
Subsidiary The Second Class Company	THE AUDIT & SUPERVISION DEPARTMENT Auditor staff-1 Auditor staff-2	CHIEF FINANCIAL OFFICER Financial staff-1 Financial staff-2	Subsidiary The Second Class Company
Subsidiary The Third Class Company	THE FINANCIAL DEPARTMENT Financial staff-1 Financial staff-2		Subsidiary The Third Class Company

Each department has 2 to 4 people in it.

The Internal Examination Department and The Financial Department are two independent departments.

Our audit committee consists of the following.

The Group:

        He shurong：The director of the audit committee

        Wang peining: The head of the audit and supervision department

        Wu caihong: The internal auditor of audit and supervision department

        Yi jinglin: The internal auditor of audit and supervision department

The Subsidiaries:

        Gong shuting: The head of the audit and supervision department

        Dang xuezhi: The head of the audit and supervision department

        Li ruying: The head of the audit and supervision department

        Wang lin: The head of the audit and supervision department

        Li feng: The head of the audit and supervision department

        Jiao wenxia: The head of the audit and supervision department

        Li chunyun: The head of the audit and supervision department

There are two internal auditors in each subsidiary’s the audit and supervision department.  These departments take charge of Yasheng’s internal control. They check the internal process of the group regularly or irregularly. And by each year end, they would go through the internal control process.

A more detailed diagram of our accounting department follows.

He surong, Senior Accountant, the chairwoman of the audit committee, own more than 30 years’ experience on the accounting, auditing, finance management and financial analysis. He takes the main responsibilities on the financial analysis and internal audit of the company.

Zhang xinguo, Accountant, CFO of the sub-company, own more than 20 years’ experience on the accounting, auditing, finance management and financial analysis.

Bai xinmin, Accountant, Auditor, CFO of the sub-company, own more than 20 years’ experience on the accounting, auditing, finance management and financial analysis.

Jin wanfu, Accountant, CFO of the sub-company, own more than 20 years’ experience on the accounting, auditing, finance management and financial analysis.

Zhang xuefen, Accountant, CFO of the sub-company, own more than 20 years’ experience on the accounting, auditing, finance management and financial analysis.

Li xiaolong, Accountant, CFO of the sub-company, own more than 20 years’ experience on the accounting, auditing, finance management and financial analysis.

Guan youhong, Accountant, CFO of the sub-company, own more than 20 years’ experience on the accounting, auditing, finance management and financial analysis.

Following are the resumes of the top accounting and internal auditing personnel.

MR. DANNY JUN WU
Title: Financial Consultant

PROFILE

UBC MBA specializes in finance with strong inter personal, team-working, analytical and technical skills. He possesses over six year of combined external and in –house auditing experiences. Profound knowledge of the SarbansOxley Act; Ddemonstrated team spirits with problem-solving and solution-oriented communication abilities;
Hold CPA(U.S.), CMA(U.S.),CIA(U.S) and other recognized accounting designations; Skilled at MS excel, Lotus Notes and well-used ERP systems: JDE enterprise one and Kingdee.

PROFFESSIONAL EXPERIENCE

Financial Consultant of the Leadership Internal Auditing Dept YASHENG GROUP in China	January 2007-now

•	In charge of the whole SOX404 compliance project
•	Perform financial planning.- Monitor monthly accounting closing;
•	Review all the related accounting transactions in accordance with PRC GAAP as well as the internal accounting guidelines and policies
•	Assist in budgetary control and variance analysis between actual vs budget.

Lead Auditor of the Internal Auditing Dept, in charge of Asia Pacific Audit Copper tire Rubber Ltd., Asia Operation (NYSE: CTB)	3/2006-12/2006

Senior Associate/Manager Ernest & Young Huaming(Shanghai office), Business Risk Service(BRS)Group	8/2004-2/2006

Senior Accountant/Intermediate Accountant / Staff Accountant KPMG Huazhen LLP, Shanghai OFFICE, Assurance VI Group	8/1998-4/2002

PROFESSIONAL QUALIFICATIONS
•	CPA (Certified Public Accountant)	American Institute of Certified Public Accountants
•	CMA (Certified Management Accountant)	Institute of Certified Management Accountant, U.S
•	CFM (Certified Financial Manager)	Institute of Certified Management Accountant, U.S
•	CIA (Certified Internal Auditor)	Institute of Internal Auditor, U.S
•	CFSA (Certified Financial Service Auditor)	Institute of Internal Auditor, U.S
•	CBA (Certified Bank Auditor)	Bank of Administration Institute, U.S
•	FLMI (Fellow Life Management Institute)	Life Office Management Association, U.S

MR. KEVIN ZHONG
Title: Senior Accountant

Working Period: November.2006 – now (YASHENG GROUP in China)

EDUCATION

Master of Business Administration, Finance, UNIVERSITY OF MIAMI, Coral Gables, Florida USA	-1999

Bachelor of Arts, Economics, UNIVERSITY OF NEW HAMPSHIRE, Durham, New Hampshire USA	-1997

Bachelor of International Trade, HUNAN UNIVERSITY, Changsha, Hunan China	1993-1996

PROFFESSIONAL EXPERIENCE

Financial Director of the Internal Auditing Dept YASHENG GROUP, Lanzhou, China	November 2006-now

•	Organize financials in preparation for a PACOB US audit;
•	Assist the company in becoming SEC compliant and assist in implementation of SOX 404
•	Act as a liaison between the company’s financial department and outside financial services
•	To training the company’s internal auditor understanding the difference between US GAAP & PRC GAAP
•	Plan, organize, and manage the SEC credential review for Gansu Hongxin CPA company

Controller HUNTINGTON THEATRE COMPANY, Inc., Boston, Massachusetts Leading professional theatre in the Greater Boston area	2004-2006

Accountant THE VANTAGE GROUP, Inc., Boston, Massachusetts A $150 million direct marketing company specializing in group travel and product induced fundraising	2004

Accounting Manager INTELLECT EXCHANGE, Inc., Bedford, Massachusetts Online software and service provider for expertise management and consulting	2000-2003

MR. STEPHEN J, SUSTRICK, CPA
Title: Financial Consultant

Working Period: 2010–2011 (YASHENG GROUP in China)

EXECUTIVE SUMMARY

Big-4 SEC Public Accounting, Financial Services, High-tech Industry expert in Accounting and Auditing. Specialized expertise includes:

•	Complex SEC Regulatory Accounting & Reporting;
•	SOX 404 Compliance / CPSP Internal Controls Integrated Framework;
•	Business Systems Analysis, Re-engineering & Process Improvement;
•	Corporate Finance, Accounting and Reporting.

EDUCATION

Bachelor of Science / Bachelor of Arts
CALIFORNIA STATE UNIVERSITY SACRAMENTO, CA USA

Certified Public Accountant
CENTRAL SOUTH UNIVERSITY, Hunan, China

PROFESSION EXPERIENCE

Financial Consultant of the Leadership Internal Auditing Dept YASHENG GROUP in China	2010-2011

•	Review all the related accounting transactions in accordance with PRC GAAP as well as the internal accounting guidelines and policies

•	Research and analysis of complex accounting transactions, technical accounting memorandum, and dissemination of conclusions to senior management.

         Director / Principal

MR. BILL XIAO
Title: Financial Director

Working Period: August.2009 – now (YASHENG GROUP in China)

PROFILE

1.	More than one year work experience as an auditor in the KPMG;

2.	Know well about the IFRS, US GAAP, PRC GAAP;

3.	Had experienced several projects about US list companies’ financial statement audit, knew well the company financial statement form, including the Form 10K, the Form 10Qs, and the Form 8Ks etc;

4.	The CICPA have passed the Account, the Financial and Cost Management and the Economic Law;

5.	More than one year work experience as a finance analyst;

6.	The China Securities qualification Examination has passed four courses.

EDUCATION

Master of International Finance UNIVERSITY OF ZHOANGSHAN, Guangzhou, China	09/2005-07/2007

Bachelor of Metallurgical Engineering CENTRAL SOUTH UNIVERSITY, Hunan, China	09/2000-07/2004

Bachelor of International Trade, HUNAN UNIVERSITY, Changsha, Hunan China	1993-1996

PROFFESSIONAL EXPERIENCE

Senior Accountant of the Internal Auditing Dept YASHENG GROUP, Lanzhou , China	September 2009-now

•	Organize financials in preparation for a PACOB US audit;
•	Assist the company in becoming SEC compliant and assist in implementation of SOX 404
•	Act as a liaison between the company’s financial department and outside financial services
•	To training the company’s internal auditor understanding the difference between US GAAP & PRC GAAP
•	Plan, organize, and manage the SEC credential review for Gansu Hongxin CPA company

Finance in Dept. of Financial Planning Analyst ASC Fine Wines The Biggest Wine Trading Company in China	01/2009-08/2009

Management’s Discussion and Analysis of Financial condition and Results of Operations, page 35
Overview

•
The Management’s Discussion and Analysis (“MD&A) section is one of the most critical aspects of your disclosure.  As such we ask that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenue, financial position, liquidity, plan of operations and results of operations.  In an effort to assist you in this regards, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.  Without limiting the generality of the foregoing, potential topics for consideration might include unit sales trends, your product pricing levels and sales mix, labor costs input commodity price levels and growing conditions, including, as applicable, the key drivers behind unit-level production increases, i.e. productivity gains, new farmland, etc. In this respect, while your existing disclosure touches upon many of these topics, it does not explain how these items impacted your results in the periods presented. Please amend your filing accordingly.

We intend to become a global leader by placing assets, revenues and operations in several key geographical locations that will allow a balance of business. This balance will enable us to fluctuate with changing market demands and conditions, and place safeguards and position us to quickly make strategic decisions on profitability on a timely basis.

Our strategic plans include the reorganization and diversification of our product portfolio and streamlining of our Company operations to focus on key business lines that have potential for long term growth into domestic and international markets. Through the re-organization plan, we intend to streamline management and began to structure the operations and internal controls to lay the foundation for global and international expansion. We have enlisted many international experts and consultants as well as added key management with western and eastern business and finance experience. We are also in the process of implementing an enterprise system to upgrade internal and external communications and internal management controls

A major focus of our mergers and acquisitions strategy will be seeking profitable technologically advanced companies that have advantages and can be adopted by the Chinese operations. We believe by building from the outside – we expect to achieve our goal in becoming a global leader. Successful and innovative technologies will remain a key principle n our policies into the future. Developing these areas will be essential in maintaining a competitive advantage.

One area of interest to us and in which we plan to invest is mining.  We have earmarked to spend $100 M (U.S.dollar) in the next few years investing in speculative mining projects.  Although the risks are high with these types of investments, many of which do not give adequate returns, if we have successful ones the return would be great.

Liquidity and Capital Resources, page 38

•
Please revise to address your working capital requirements and how they affect your liquidity. Revise to address your days sales outstanding and days sales in inventory and discuss material changes between periods.  Alternatively, advise us why such disclosure is not warranted. Please amend your filing accordingly.

Cash generated from operations is our primary source of operating liquidity and we believe that internally generated cash flows are sufficient to support day-to-day business operations. Our working capital management team actively monitors the efficiency of our balance sheet under various macroeconomic and competitive scenarios. These scenarios quantify risks to the financial statements and provide a basis for actions necessary to ensure adequate liquidity, both domestically and internationally, to support our acquisition and investment strategy, and other corporate needs. We utilize external capital sources, such as long-term notes and structured financing arrangements, and short-term borrowings, to supplement our internally generated sources of liquidity as necessary.

The following table provides information about our net cash flows for the financial statements period presented in this report (amounts in thousands of U.S. Dollars).

No.	Items	Year ended December 31, 2010	Year ended December 31, 2009
1	Net cash provided by operating activities	$51,143	$39,648
2	Net cash used in investing activities	(42,113)	(17,561)
3	Net cash used in financing activities	(8,576)	(21,998)
4	Cash can cash equivalents at the beginning of the period	8,010	7,880
5	Cash and cash equivalents at end of period	10,117	8,010

Net Cash provided by operating activities was $51.1 million for fiscal year 2010 as compared to $39.6 million for fiscal year 2009. Net cash provided by operating activities was higher during the current year in relation to the prior year principally because of increases in net sales.

Net cash used in investing activities was $42.1 million for the fiscal year 2010 compared to $17.6 million in fiscal year 2009. The increase was attributed to assets purchase. Net cash used in financing activities was $8.6 million for calendar year 2010 compared with $22.0 million for calendar year 2009. The decrease was attributed to less debt repayment during current year as compared to the previous year.

We believe that our cash on hand and cash flows from operations will meet our expected capital expenditure and working capital for the next 12 months. In addition, we may, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our production capacity or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Key Performance Metrics — Our cash conversion cycle for the fiscal year ended December 31, 2010 deteriorated from the fiscal year ended December 31, 2009. Our business model allows us to maintain an efficient cash conversion cycle, which compares favorably with that of others in our industry.

The following table presents the components of our cash conversion cycle for the fourth quarter of each of the past three fiscal years:

	Fiscal Year Ended
	2010	2009	2008

Days of sales outstanding(a)	33	35	32
Days of supply in inventory(b)	45	37	35
Days in accounts payable(c)	22	31	36

Cash conversion cycle	56	41	31

(a)
Days of sales outstanding ("DSO") calculates the average collection period of our receivables. DSO is based on the ending net trade receivables and the most recent yearly revenue for each period. DSO also includes the effect of product costs related to customer shipments not yet recognized as revenue that are classified in other current assets. DSO is calculated by adding accounts receivable, net of allowance for doubtful accounts, and customer shipments in transit and dividing that sum by average net revenue per day for the current year (360 days).

(b)
Days of supply in inventory ("DSI") measures the average number of days from procurement to sale of our product. DSI is based on ending inventory and most recent quarterly cost of sales for each period. DSI is calculated by dividing inventory by average cost of goods sold per day for the current year (360 days).

(c)
Days in accounts payable ("DPO") calculates the average number of days our payables remain outstanding before payment. DPO is based on ending accounts payable and most recent quarterly cost of sales for each period. DPO is calculated by dividing accounts payable by average cost of goods sold per day for the current year (360 days).

The DSO decreased 2 days, the DSI increased 8days,  and the DPO decreased 9days in 2010, compare to 2009,  this main due to the price of materials and finished goods rise up greatly in 2010, and we purchase our materials main in the first half year, and harvest and sell most of our products  in the second half. We updated the contracts with our vendors and customers in the second half year, so the price of materials and products were flat in the first half year. And these make the DSI increased greatly but the DPO decreased greatly.

Directors, Executive Officers and Corporate Governance, page 41

•
Please reconcile your statement on page 44 under Compensation Committee that your board “has established a compensation committee comprised entirely of independent directors” to your statement several paragraphs later that your board “has not yet established a compensation committee but intends to do so in the future.”

Item 11 – EXECUTIVE COMPENSATION
Summary of compensation
All of our executive officers and directors who are also our employees receive the employee benefits disclosed under “Employees” under Items 1-Business …

•	Please file all management contracts in which a director or named executive officer participates. In this respect your attention is directed to Item 601(b)(10)(iii)(A) of Regulation S-K.

These will be submitted with the next 10-Q

Executive Compensation, page 44
•	Please revise to provide the material terms of the employment agreements with named executive officers, as required by Item 102(o) of Regulation S-k.

These will be provided in the next 10-Q

Consolidated Financial Statements
Consolidated Balance Sheet, page F-3
•	Please provide us with a detailed discussion of the items that generated the long-term payable and the respective maturity date.

Below is a table of more detail on the long term debt

30th Dec 2010 Long-term Loans breakdown
Bank Loans	Amount	Guarantee	Rate	Start date- End date
Agricultural Bank of China Jinta branch	2,441,364.00	Mortgage	7.02%	May 2009—April 2012
Total	2,441,364.00		Paid by quarter

The long term payable was generated from the land use right purchase in November 2003. We are buying the land use right through installments payment, the payment term was 20 years, the maturity date will be December 31, 2022. The yearly minimum payment is 15% of the balance due.

Consolidated Statement of Cash Flows, page F-5
•	Please revise to clearly identify the adjustments currently labeled as “other” to reconcile net income to net cash provided by operating activities.

The “other” was the increase or reduction of the “long term payable”

Notes to Consolidated Financial Statements

•	Summary of significant accounting policies
(e) Revenue recognition, page F-8

•
We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers). In addition, revise to disclose the nature and amounts of revenue dilution)e.g., from product returns, inventory credits, discounts for early payment, credits for product that is not sold by the expiration dates, and other allowances). Your accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel and estimated shelf life (or spoilage).  Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, of incentives disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

(e) Revenue Recognition
We enter into contracts to sell our products and frequently enter into sales arrangements with customers that contain multiple elements or deliverables. For our main business was run in China, we use general revenue recognition accounting guidance under PRC GAAP for our products. There four standards revenue recognition need to meet:

1. The entity has transferred the risks and rewards of the ownership about the goods to the customers. To judge whether the main risk and rewards had been transferred depends on different case:  (1) In most of case, the risk and rewards of the ownership would be transferred along with the products and its title; (2) But sometimes the company had delivered the goods, the risk and rewards were not transferred;(3) Sometimes the risk and rewards of the ownership had been transferred but the goods hasn’t been delivered.  We should recognize the revenue at the point the main risk and rewards of the ownership about the goods has been transferred.

2.  The Entity neither retain the management right relate to the ownership of the goods, nor keep real control right over the sold goods. The revenue recognition was forbidden when the company has kept this kind of right or controls, even though the risk and reward right of the ownership about the goods has been transferred. It was not subjects to this restriction when the company retained the management right on the goods was not relate to the ownership.

3.  The rewards may well flow into the entity.  If the probability of the collection was limited, the revenue should not be recognized even all the up two standards were met.

4. The revenue amount measurement is reliable, the relate cost can be measured reliably.

We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

(f) Shipping and handling costs, page F-8

•	We note that classify inspection and warehousing costs as a component of general and administrative expenses. Please revise to disclose the dollar amount of these costs for each year presented.

Unit:	2008	2009	2010
Inspection and warehousing costs	53,477	61,739	67,394

•	Other long term assets, page F-14
•
We note from your disclosure that every year you invest in windbreaks and sand breaks to shelter farms located near the Gobi Desert.  Please provide us with a detailed discussion of types of shelterbelts utilized and how these yearly investments provide a long-term future economic benefit.

The shelterbelts are used to prevent the sand from affecting the farmlands. Since many farmlands of ours are close to the desert in the northwest of China, it is necessary to build the shelter belts to cultivate there. These shelters need to be maintained and rebuilt annually to keep them functional.

•	Segment information, page F-16

•
It appears from review of your website that you conduct business operations in China in three major segments: agriculture, livestock, and biotechnology.  Please tell us whether these three areas represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination.  If they represent separate operating segments, please revise to include the disclosures required by paragraphs FASB ASC 280-10-50-20. In connection with this, please expand Management’s Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

Segment Information
In its operation of the business, management, including upper management and the board of director’s, reviews certain information as it relates to the Company as a whole.  The information most used and useful is the profitability by subsidiary.  Accordingly, these are the segments which are presented in the table below.

2010 Sales Breakdown by Subsidiary Unit: Dollar
Subsidiaries	Net Sales	Cost of Sales	Gross Profit
Gansu Jinta Hengsheng Agricultural Development Co., Ltd.	118,151,556	102,769,093	15,382,463
Gansu Hongtai Agricultural Technology Co., Ltd.	168,488,937	147,152,308	21,336,629
Gansu Jinta Xingsheng Industrial Co., Ltd.	128,340,468	113,038,952	15,301,516
Gansu Jinta Yongsheng Agricultural Development Company.	122,724,491	108,121,851	14,602,640
Gansu Jinta Yuantai Commercial Trading Co., Ltd.	1,259,973	1,061,982	197,991
Gansu Tiaoshan Agricultural-Industrial-Commercial Group Co., Ltd	291,075,880	253,235,931	37,839,949
Gansu Xiaheqing Industrial Co., Ltd.	19,412,960	18,220,738	1,192,222
Total	849,454,265	743,600,855	105,853,410

Signatures
•	Please amend your filing to include the signature of your PAO. If Mr. Zhuang performs this function, please amend your filing to include this capacity under his signature.

Mr. Zhuang’s signature will appear on the 10-K signature pages.

Other Exchange Act Reports
•	Please revise, as necessary, your Forms 10-Q to address our comments above on your Form 10-K.

These will be done.

Form 10-Q for the Six Months Ended June 30, 2011
•	With a view to disclosure please advise us of the drivers of the increases in your intangible assets and other long term assts over the six months period, as present on your balance sheet.

There are two main facts that have driven the increase of the other long term assets:

•	The construction and maintenance of the windbreaks and sand breaks;

•	The RMB exchange rate rise from 6.6227 to 6.4718, and it is also the reason drives the intangible assets.

Form 8-K, filed July 14, 2011

•	Please confirm that you will file the material agreement reported in this Form 8-K as an exhibit to your next periodic report.

We confirm that we will file the material agreement reported in this Form 8-K mentioned above with the next 10-Q filed.

Thank you for your assistance in this matter.  If you have any further questions please contact us. We are willing to answer all of your inquiry.

Sincerely,

  Changsheng Zhou
   /Changsheng Zhou/

     Chief Executive Officer of Yasheng Group